UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2007

Commission file number 001- 33198

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.

We have reviewed the consolidated balance sheet of Teekay Offshore Partners L.P. (successor to Teekay Offshore Partners Predecessor) and subsidiaries (or the Partnership) as of March 31, 2007, the related consolidated statements of income and cash flows for the three months ended March 31, 2007 and 2006, and changes in consolidated partners’ equity for the three months ended March 31, 2007. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2006, and the related consolidated statements of income, changes in partners’ equity and cash flows for the year then ended  (not presented herein) and in our report dated March 14, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada May 21, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2007	2006
	$	$

VOYAGE REVENUES (including $36,013 and $58,058 from related parties for 2007 and 2006, respectively - notes 10a, 10b, 10d, and 10g)	190,752	205,016

OPERATING EXPENSES
Voyage expenses	34,535	24,298
Vessel operating expenses	30,219	26,896
Time-charter hire expense	38,115	87,587
Depreciation and amortization	28,591	25,870
General and administrative (including $13,590 and $1,360 from related parties for 2007 and 2006, respectively - notes 10c, 10f, and 10h)	15,174	21,851
Total operating expenses	146,634	186,502
Income from vessel operations	44,118	18,514

OTHER ITEMS
Interest expense (note 7)	(18,509)	(11,660)
Interest income	1,137	1,579
Equity income from joint ventures	-	1,938
Foreign currency exchange loss	(4,160)	(4,953)
Income tax recovery (expense) (note 12)	3,906	(2,444)
Other income - net (note 9)	2,719	2,670
Total other items	(14,907)	(12,870)

Net income before non-controlling interest	29,211	5,644
Non-controlling interest (note 1)	(22,379)	(163)
Net income	6,832	5,481
General partner’s interest in net income	137	-
Limited partners’ interest: (note 14)
Net income	6,695	5,481
Net income per:
- Common unit (basic and diluted)	0.35	0.44
- Subordinated unit (basic and diluted)	0.33	0.44
- Total unit (basic and diluted)	0.34	0.44
Weighted-average number of units outstanding:
- Common units (basic and diluted)	9,800,000	2,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000
- Total units (basic and diluted)	19,600,000	12,600,000
Cash distributions declared per unit	0.35	-

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2007 $	As at December 31, 2006 $
ASSETS
Current
Cash and cash equivalents (note 7)	114,343	113,986
Accounts receivable, net	34,959	24,635
Net investment in direct financing leases - current (note 13a)	22,183	21,764
Prepaid expenses	29,050	24,608
Other assets	9,853	7,732
Total current assets	210,388	192,725
Vessels and equipment (note 7) At cost, less accumulated depreciation of $607,566 (December 31, 2006 - $581,994)	1,502,354	1,524,842
Net investment in direct financing leases (note 13a)	86,682	92,018
Other assets	34,023	38,198
Intangible assets - net (note 5)	63,406	66,425
Goodwill (note 5)	127,113	127,113
Total assets	2,023,966	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	3,878	7,366
Accrued liabilities	29,423	42,987
Current portion of long-term debt (note 7)	18,980	17,656
Advances from affiliate (note 10i)	10,713	16,951
Total current liabilities	62,994	84,960
Long-term debt (note 7)	1,268,711	1,285,696
Deferred income taxes	69,661	71,583
Other long-term liabilities	31,343	32,163
Total liabilities	1,432,709	1,474,402
Commitments and contingencies (notes 7, 10, 11 and 13)
Non-controlling interest	446,685	427,977
Partners’ equity
Partners’ equity	139,530	133,642
Accumulated other comprehensive income (note 8)	5,042	5,300
Total partners’ equity	144,572	138,942
Total liabilities and partners’ equity	2,023,966	2,041,321

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2007	2006
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	6,832	5,481
Non-cash items:
Depreciation and amortization	28,591	25,870
Non-controlling interest	22,379	163
Deferred income tax (recovery) expense	(3,906)	2,179
Equity loss (net of dividends received: March 31, 2006 - $2,500)	-	562
Unrealized foreign currency exchange loss and other - net	8,239	6,675
Change in non-cash working capital items related to operating activities	(37,723)	(39,347)
Expenditures for drydocking	(5,527)	(66)
Net operating cash flow	18,885	1,517
FINANCING ACTIVITIES
Proceeds from long-term debt	-	221,855
Scheduled repayments of long-term debt	(2,661)	-
Prepayment of long-term debt	(13,000)	(79,080)
Expenses from initial public offering of common units	(1,392)	-
Net advances to affiliate	-	(175,301)
Distribution from subsidiaries to minority owners	(2,846)	-
Cash distributions paid	(1,000)	-
Other	-	(313)
Net financing cash flow	(20,899)	(32,839)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,530)	(1,516)
Investment in direct financing leases	(155)	(1,609)
Repayment of direct financing leases	5,056	4,496
Net investing cash flow	2,371	1,371
Increase (decrease) in cash and cash equivalents	357	(29,951)
Cash and cash equivalents, beginning of the period	113,986	128,986
Cash and cash equivalents, end of the period	114,343	99,035

Supplemental cash flow information (note 6)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Offshore Partners Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	PARTNERS’ EQUITY
	Limited Partners
	Common		Subordinated		General Partner	Accumulated Other Comprehensive Income	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2006	9,800	134,714	9,800	(1,052)	(20)	5,300	138,942
Net income (January 1 - March 31, 2007)		3,430		3,265	137		6,832
Other comprehensive income:
Unrealized gain on derivative instruments (notes 8 and 11)						141	141
Reclassification adjustment for gain on derivative instruments included in net income (notes 8 and 11)						(399)	(399)
Offering costs from public offering of limited partnership interests		56					56
Cash distribution		(490)		(490)	(20)		(1,000)
Balance as at March 31, 2007	9,800	137,710	9,800	1,723	97	5,042	144,572

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.    Basis of presentation

During August 2006, Teekay Shipping Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Shipping Corporation transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Shipping Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. The excess of the price paid by the Partnership over the book value of these assets was $226.8 million and has been accounted for as an equity distribution to Teekay Shipping Corporation. Immediately prior to the closing of the Partnership’s initial public offering, Teekay Shipping Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a $134.6 million non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation (or the General Partner). The Partnership controls OPCO through its ownership of OPCO’s general partner, and Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO. These transfers represented a reorganization of entities under common control and were recorded at historical cost. Immediately preceding the public offering, the net book equity of the Partnership’s 26% share of these assets was $3.5 million.

The accompanying unaudited interim consolidated financial statements for periods prior to the initial public offering reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries. In the preparation of these unaudited interim combined consolidated financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, which consist primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment, were allocated based on the Predecessor’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. These financial statements include the accounts of the Predecessor and its subsidiaries for the periods prior to December 19, 2006. For periods commencing December 19, 2006, the consolidated financial statements include the accounts of Teekay Offshore Partners L.P. and its subsidiaries. In addition, the consolidated financial statements include the accounts of the Predecessor’s and the Partnership’s controlled joint ventures from December 1, 2006, the date the joint venture operating agreements were amended such that OPCO obtained control of these joint ventures. Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2006. In the opinion of the General Partner’s management, these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

2.   Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership’s financial position and results of operations. As of January 1 and March 31, 2007, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2005 through 2006 remain open to examination by the major taxing jurisdictions to which the Partnership is subject.

3.   Initial Public Offering

On December 19, 2006, the Partnership completed its initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,050,000 common units at $21.00 per unit	$169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees	$11,088
Professional fees and other offering expenses to third parties	2,644
Repayment of promissory note and redemption of 1.05 million common units from Teekay Shipping Corporation	155,318
$169,050

4.   Segment Reporting

The Partnership is engaged in the international marine transportation and storage of crude oil through the operation of its oil tankers and FSO units. The Partnership’s revenues are earned in international markets.

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers primarily operating on fixed-rate time-charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2006.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents results for these segments for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
	2007				2006
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $

Voyage revenues	146,146	38,889	5,717	190,752	139,610	59,403	6,003	205,016
Voyage expenses	24,821	9,464	250	34,535	22,441	1,595	262	24,298
Vessel operating expenses	22,743	6,002	1,474	30,219	19,685	5,585	1,626	26,896
Time charter hire expense	38,115	-	-	38,115	45,837	41,750	-	87,587
Depreciation and amortization	20,695	5,585	2,311	28,591	18,139	5,379	2,352	25,870
General and administrative(1)	12,708	2,023	443	15,174	13,966	7,408	477	21,851
Income from vessel operations	27,064	15,815	1,239	44,118	19,542	(2,314)	1,286	18,514

Voyage revenues - intersegment	-	-	-	-	1,133	-	-	1,133
Expenditures for vessels and equipment	670	1,848	12	2,530	991	525	-	1,516

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

 A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2007 $	December 31, 2006 $

Shuttle tanker segment	1,421,486	1,445,830
Conventional tanker segment	307,151	310,699
FSO segment	73,101	75,633
Unallocated:
Cash and cash equivalents	114,343	113,986
Accounts receivable, prepaid expenses and other assets	107,885	95,173
Consolidated total assets	2,023,966	2,041,321

5.   Goodwill and Intangible Assets

The carrying amount of goodwill for the Partnership's reporting segments are as follows:

	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $
Balance as of March 31, 2007 and December 31, 2006	127,113	-	-	127,113

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at March 31, 2007 and December 31, 2006, intangible assets consisted of:

		March 31, 2007			December 31, 2006
	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(60,844)	63,406	124,250	(57,825)	66,425

Aggregate amortization expense of intangible assets for the three months ended March 31, 2007 and 2006 was $3.0 million each. Amortization of intangible assets for the next five years subsequent to March 31, 2007 is expected to be $8.1 million (remainder of 2007), $10.1 million (2008), $9.1 million (2009), $8.1 million (2010) and $7.0 million (2011).

6.    Supplemental Cash Flow Information

Cash interest paid by the Partnership during the three months ended March 31, 2007 and 2006 totaled $15.1 million and $9.2 million, respectively. No taxes were paid during the three months ended March 31, 2007 and 2006.

7.    Long-Term Debt

	March 31, 2007 $	December 31, 2006 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2014	1,067,000	1,080,000
U.S. Dollar-denominated Term Loans due through 2015	220,691	223,352
	1,287,691	1,303,352
Less current portion	18,980	17,656
Total	1,268,711	1,285,696

As at March 31, 2007, the Partnership had two long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,395.0 million, of which $328.0 million was undrawn. The total amount available under the Revolvers reduces by $91.5 million (remainder of 2007), $97.3 million (2008), $103.3 million (2009), $109.8 million (2010), $116.6 million (2011) and $876.5 million (thereafter). The Revolvers contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Revolvers are collateralized by first-priority mortgages granted on 27 of the Partnership’s vessels, together with other related collateral, including a guarantee from certain subsidiaries of the Partnership for all outstanding amounts.

As at March 31, 2007, each of the Partnership’s five 50%-owned joint ventures had an outstanding term loan, which in aggregate totaled $220.7 million. The term loans reduce in semi-annual payments with varying maturities through 2015. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2007, the Partnership had guaranteed $44.3 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of two of these 50%-owned joint venture companies. Teekay Shipping Corporation and the Partnership’s joint venture partner have guaranteed the remaining $176.4 million.

Interest payments on the Revolvers and term loans are based on LIBOR plus margins. At March 31, 2007, the margins ranged between 0.45% and 0.80% (December 31, 2006 - 0.45% and 0.80%). The weighted-average effective interest rate on the Partnership’s long-term debt as at March 31, 2007 was 6.0% (December 31, 2006 - 6.0%). This rate does not reflect the effect of our interest rate swaps (see Note 11).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

8.    Comprehensive Income
	Three Months Ended March 31,
	2007 $	2006 $
Net income	6,832	5,481
Other comprehensive income:
Unrealized gain on derivative instruments	141	677
Reclassification adjustment for (gain) loss on derivative instruments included in net income	(399)	1
Comprehensive income	6,574	6,159

As at March 31, 2007 and December 31, 2006, the Partnership’s accumulated other comprehensive income of $5.0 million and $5.3 million, respectively, consisted of net unrealized gains on derivative instruments.

9.    Other Income - Net
	Three Months Ended March 31,
	2007 $	2006 $
Volatile organic compound emissions plant lease income	2,773	2,654
Miscellaneous	(54)	16
Other income - net	2,719	2,670

10.   Related Party Transactions

a.
Navion Shipping Ltd., a subsidiary of the Predecessor, time-chartered vessels to a subsidiary of Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin. Pursuant to this arrangement, the Predecessor earned voyage revenues of $44.8 million during the three months ended March 31, 2006.

During the three months ended March 31, 2006, the Predecessor earned $2.3 million of management fees for commercial management services provided to a subsidiary of Teekay Shipping Corporation, relating to the vessels chartered from Navion Shipping Ltd.

On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Shipping Corporation.

b.
On October 1, 2006, OPCO entered into new time-charter contracts for its nine Aframax-class conventional tankers with a subsidiary of Teekay Shipping Corporation at market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO will add the approximate amounts of these expenses to the daily hire rate. Pursuant to these time-charter contracts, OPCO earned voyage revenues of $32.9 million for the three months ended March 31, 2007.

During the three months ended March 31, 2006, seven of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation. The rates earned by each vessel, which were generally lower than market rates, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. Pursuant to these time-charter contracts, the Predecessor earned voyage revenues of $8.3 million during the three months ended March 31, 2006.

c.
Eight of OPCO’S Aframax conventional oil tankers and two FSO units have been managed by subsidiaries of Teekay Shipping Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $1.1 million and $1.4 million during the three months ended March 31, 2007 and 2006, respectively.

d.
Two of OPCO’s FSO units have been employed on long-term bareboat charters with subsidiaries of Teekay Shipping Corporation. Pursuant to these charter contracts, the Partnership has earned voyage revenues of $2.5 million and $2.6 million during the three months ended March 31, 2007 and 2006, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

e.
The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Shipping Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on LNG carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

f.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation, pursuant to which Teekay Shipping Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory, technical and strategic consulting services and ship management services. During the three months ended March 31, 2007, the Partnership incurred $12.4 million of these costs. Prior to the Offering, the shore-based staff providing these services to the Predecessor were transferred to a subsidiary of Teekay Shipping Corporation.

g.
A subsidiary of Teekay Shipping Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides Teekay Shipping Corporation’s subsidiary with ship management services. During the three months ended March 31, 2007, the Partnership earned management fees of $0.6 million.

h.
The Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. During the three months ended March 31, 2007, the Partnership incurred $0.1 million of these costs.

i.	Advances from affiliates are non-interest bearing and unsecured.

11.  Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at March 31, 2007, the Partnership was committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 4.5 million for U.S. Dollars at an average rate of Australian Dollar 1.40 per U.S. Dollar. The foreign exchange forward contracts mature during the remainder of 2007.

As at March 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value/ Carrying Amount of Liability $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	55,000	755	7.3	4.7
U.S. Dollar-denominated interest rate swaps	LIBOR	1,423,987	19,746	7.4	4.9

(1)  Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2007, ranged from 0.625% to 0.80%.

(2)  Principal amount reduces semiannually by $2.2 million.

To the extent the hedge is effective, changes in the fair value of the Partnership’s derivatives are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of these derivatives’ change in fair value is immediately recognized in income.

During the three months ended March 31, 2007 and 2006, the ineffective portion of the Partnership’s interest rate swaps and foreign currency forward contracts was nominal. The ineffective portion of these derivative instruments is presented as interest expense and other income (loss) for the three months ended March 31, 2007, respectively, or as equity income for the three months ended March 31, 2006.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements; however, the Partnership does not anticipate non-performance by any of the counter-parties.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

12.  Income Taxes
The components of the provision for income taxes are as follows:

	Three Months Ended March 31,
	2007 $	2006 $
Current	-	(265)
Deferred	3,906	(2,179)
Income tax recovery (expense)	3,906	(2,444)

13.  Commitments and Contingencies

a) Volatile Organic Compound Emissions Plants

The Partnership has been awarded a contract by a consortium of major oil companies to construct and install volatile organic compound emissions plants, which reduce emissions during cargo operations, on certain of its shuttle tankers. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the first half of 2007 at a total cost of approximately $105.3 million. As at March 31, 2007, the Partnership had made payments towards these commitments of approximately $96.1 million and the remaining payments required to be made towards these commitments were $9.2 million.

b) Other

The Partnership enters into indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Partnership maintains what it believes is appropriate liability insurance that reduces its exposure for certain indemnification agreements and may enable the Partnership to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

14.  Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the common units of December 19, 2006, by the weighted-average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 12,600,000 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to December 19, 2006 was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, and foreign currency translation gains (losses).

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4025 per unit, 15% of quarterly cash distributions between $0.4025 and $0.4375 per unit, 25% of quarterly cash distributions between $0.4375 and $0.525 per unit, and 50% of quarterly cash distributions in excess of $0.525 per unit. During the three months ended March 31, 2007, net income did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the three months ended March 31, 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

 TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
MARCH 31, 2007
PART I - FINANCIAL INFORMATION

ITEM 2 -     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Shipping Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market.

Prior to the closing of our initial public offering on December 19, 2006, Teekay Shipping Corporation contributed entities owning and operating a fleet of shuttle tankers, floating storage and offtake (or FSO) units and Aframax-class conventional oil tankers to Teekay Offshore Operating L.P. (or OPCO). Upon the closing of our initial public offering, we acquired from Teekay Shipping Corporation a 26.0% interest in OPCO, including a 25.99% limited partner interest held by us and a 0.01% general partner interest held through our ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. Teekay Shipping Corporation owns the remaining 74.0% interest in OPCO. Our 26.0% interest in OPCO currently represents our only cash-generating asset. The historical results discussed below are the results of the entities that were contributed to OPCO, which we refer to collectively as “Teekay Offshore Partners Predecessor”. As discussed below under “Items You Should Consider When Evaluating Our Results,” the entities contributed to OPCO do not own some of the assets and operations they owned during the three months ended March 31, 2006. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “OPCO” when used in a historical context for periods prior to December 19, 2006 refer to Teekay Offshore Partners Predecessor, and when used for periods on or after December 19, 2006 refer to OPCO and its subsidiaries.

Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we expand our offshore operations.

We manage our business and analyze and report our results of operations on the basis of the following three business segments:

Shuttle Tanker Segment. OPCO’s shuttle tanker fleet consists of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, 24 are owned (including five through 50%-owned joint ventures) and 12 are chartered-in. These shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. During the three months ended March 31, 2007 and 2006, this segment generated 77.7% and 64.8%, respectively, of total net voyage revenues.

FSO Segment. OPCO owns four FSO units, of which three operate under fixed-rate time charters and one operates under a fixed-rate bareboat charter. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. During the three months ended March 31, 2007 and 2006, this segment generated 3.5% and 3.2%, respectively, of total net voyage revenues.

Conventional Tanker Segment. OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Shipping Corporation. During the three months ended March 31, 2007 and 2006, this segment generated 18.8% and 32.0%, respectively, of total net voyage revenues.

Our Initial Public Offering

On December 19, 2006, we completed our initial public offering of 8.05 million common units at a price of $21.00 per unit. The net proceeds from the offering were $155.3 million. The offering included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. We used the net proceeds to repay a $134.6 million promissory to Teekay Shipping Corporation and to redeem 1.05 million common units from Teekay Shipping Corporation for $20.6 million.

Potential Additional FPSO, FSO and Shuttle Tanker Projects

In September and October 2006, Teekay Shipping Corporation, acquired a 65% interest in Petrojarl ASA and in December 2006 renamed it Teekay Petrojarl ASA (or Petrojarl). Petrojarl is one of the largest independent FPSO operators in the North Sea and deployed the first FPSO in the North Sea in 1986. Pursuant to an omnibus agreement we entered into in connection with the Offering, Teekay Shipping Corporation is obligated to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake with Petrojarl and (b) if Teekay Shipping Corporation obtains 100% ownership of Petrojarl, existing FPSO units owned by Petrojarl.

We also have the opportunity to directly acquire three vessels from Teekay Shipping Corporation by the second quarter of 2008. Pursuant to the omnibus agreement, Teekay Shipping Corporation is obligated to offer to us two shuttle tankers, of which one is currently undergoing conversion, and one FSO unit is currently being upgraded. Teekay must offer the vessels to us within 365 days following completion of their conversion or upgrading. The two shuttle tankers will operate under 13-year bareboat charters with Petróleo Brasileiro S.A. (or Petrobras) and the FSO unit will operate under a seven-year time charter with a consortium of energy companies. If we elect to acquire any of these vessels, the purchase price will be the vessel’s fair market value, as agreed by Teekay Shipping Corporation and the conflicts committee of our general partner’s Board of Directors, plus the cost of converting the vessel prior to delivery. Teekay Shipping Corporation will be obligated to offer to us certain other shuttle tankers, FSO units and FPSO units it may acquire in the future.

OPCO’s Contracts of Affreightment and Charters

OPCO generates revenues by charging customers for the transportation and storage of their crude oil using OPCO’s vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

• Contracts of affreightment, whereby OPCO carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

• Time charters, whereby vessels OPCO operates and is responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

• Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

• Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot” market rate.

The table below illustrates primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis (2)	Typically daily	Daily	Daily	Varies
Voyage expenses (3)	OPCO pays	Customer pays	Customer pays	OPCO pays
Vessel operating expenses (3)	OPCO pays	OPCO pays	Customer pays	OPCO pays
Off-hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay
__________

(1) Under a consecutive voyage charter, the customer pays for idle time.

(2) “Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3) Defined below under “Important Financial and Operational Terms and Concepts.”

(4) “Off-hire” refers to the time a vessel is not available for service.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters and voyage charters. Voyage revenues are affected by hire rates and the number of days a vessel operates. Voyage revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and bareboat charters and by the shipowner under voyage charters and contracts of affreightment. When OPCO pays voyage expenses, they typically are added to the hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses incurred by OPCO. Because the amount of voyage expenses OPCO incurs for a particular charter depends upon the type of charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. Under all types of charters except for bareboat charters, the shipowner is responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of OPCO’s vessel operating expenses are for crews and repairs and maintenance.

Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as the fleet matures and expands, particularly to the extent we acquire vessels directly through our wholly owned subsidiaries rather than through OPCO, which we partially own.

Time Charter Hire Expenses. Time charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

Income from Vessel Operations. To assist us in evaluating operations by segment, at times we analyze the income OPCO receives from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency exchange gains and losses and other income and losses.

Drydocking. OPCO must periodically drydock each of its shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. OPCO may drydock FSO units if it desires to qualify them for shipping classification. Generally, each shuttle tanker and conventional oil tanker is drydocked every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation and amortization expense typically consists of:

• charges related to the depreciation of the historical cost of OPCO’s fleet (less an estimated residual value) over the estimated useful lives of the vessels;

• charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

• charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period the asset is expected to contribute to future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days OPCO’s vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of owned (excluding vessels owned by OPCO’s five 50%-owned joint ventures) and chartered-in vessels that were in OPCO’s possession during a period. Following the closing of our initial public offering, average number of ships consists of the average number of chartered-in and owned vessels (including vessels owned by five of OPCO’s 50%-owned joint ventures, as OPCO obtained control of these joint ventures as of December 1, 2006, as described below) that are in OPCO’s possession during the periods. We use average number of ships primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

VOC Equipment. We assemble, install, operate and lease equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Seasonality

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. OPCO generally has not experienced seasonality in its FSO and conventional tanker segments.

Items You Should Consider When Evaluating Our Results of Operations

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

▪
Our cash flow is reduced by distributions on Teekay Shipping Corporation’s interest in OPCO. Following the closing of our initial public offering, Teekay Shipping Corporation has a 74% limited partner interest in OPCO. OPCO’s partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the Board of Directors of our general partner must approve the amount of cash reserves to be set aside at OPCO, including reserves for future maintenance capital expenditures, working capital and other matters. Distributions by OPCO to Teekay Shipping Corporation as one of its limited partners will reduce our cash flow compared to historical results.

▪
On July 1, 2006, OPCO transferred certain assets to Teekay Shipping Corporation that are included in historical results of operations. On July 1, 2006, prior to our initial public offering, OPCO transferred to Teekay Shipping Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin. In addition, OPCO transferred to Teekay Shipping Corporation a 1987-built shuttle tanker (the Nordic Trym), OPCO’s single-anchor loading equipment, a 1992-built in-chartered shuttle tanker (the Borga) and a 50% interest in Alta Shipping S.A., which has no material assets (collectively with Navion Shipping Ltd., the Non-OPCO Assets). During the three months ended March 31, 2006, the Non-OPCO Assets accounted for approximately 26.3% of OPCO’s net voyage revenues.

▪
Amendments to OPCO’s joint venture agreements have resulted in five 50%-owned joint venture companies being consolidated with us under GAAP. Our historical results of operations prior to December 1, 2006 reflect OPCO’s investment in five 50%-owned joint venture companies, accounted for using the equity method, whereby the investment is carried at the original cost plus OPCO’s proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for these joint ventures were amended such that OPCO obtained control of these joint ventures, resulting in the consolidation of these five joint venture companies in accordance with GAAP. Although our net income will not change due to this change in accounting, the results of the joint ventures are reflected in our income from operations, commencing December 1, 2006. This change also resulted in the five shuttle tankers owned by these joint ventures to be included in the number of vessels in OPCO’s owned fleet for periods subsequent to December 1, 2006.

▪
The size of OPCO’s fleet continues to change. Our historical results of operations reflect changes in the size and composition of OPCO’s fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in OPCO’s shuttle tanker fleet increased from 21 in 2006 to 24 during the three months ended March 31, 2007. In addition, the Navion Saga completed its conversion from a conventional oil tanker to an FSO unit and commenced operations as an FSO unit during the second quarter of 2007. As a result, OPCO’s FSO fleet will include four vessels commencing in the second quarter of 2007, compared to three during recent years. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

▪
Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers.On October 1, 2006, OPCO entered into new fixed-rate time charters with a subsidiary of Teekay Shipping Corporation for OPCO’s nine conventional tankers at rates we believe were market-based charter rates. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO will add the approximate amounts of these expenses to the daily hire rate. Please read Item 1 - Financial Statements: Note 10 - Related Party Transactions. At various times during the previous three years, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Shipping Corporation. However, the charter rates were generally lower than market-based charter rates, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. A ninth conventional tanker was employed on voyage charters. The new fixed-rate time charters have increased our voyage revenues as well as provided more stable voyage revenues for these vessels.

▪
Our financial results of operations are affected by fluctuations in currency exchange rates. Prior to the closing of our initial public offering, OPCO settled its foreign currency denominated advances. In October 2006, Teekay Shipping Corporation loaned 5.6 billion Norwegian Kroner ($863.0 million) to a subsidiary of OPCO primarily for the purchase of eight Aframax-class conventional crude oil tankers from Teekay Shipping Corporation. Immediately preceding the initial public offering, this interest-bearing loan was sold to OPCO. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our historical foreign currency gains and losses prior to our initial public offering are attributable to this revaluation in respect of our foreign currency denominated advances from affiliates. In addition, a substantial majority of OPCO’s crewing expenses historically have been denominated in Norwegian Kroners, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. Prior to our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

▪
We have entered into services agreements with subsidiaries of Teekay Shipping Corporation. Prior to the closing of our initial public offering, we, OPCO and certain of its subsidiaries entered into services agreements with subsidiaries of Teekay Shipping Corporation, pursuant to which those subsidiaries provide certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and types of services provided during each period. The services are valued at an arm’s-length rate that will include reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf, including CEO/CFO compensation and expenses relating to its Board of Directors, including compensation, travel and liability insurance costs. We may also grant equity compensation that would result in an expense to us.

▪
We are incurring additional general and administrative expenses. As a result of being a publicly-traded limited partnership, since our initial public offering on December 19, 2006, we have begun to incur costs associated with annual reports to unitholders and SEC filings, investor relations, NYSE annual listing fees and tax compliance expenses.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 - Financial Statements: Note 4 - Segment Reporting.

The following table compares our operating results by reportable segment for the three months ended March 31, 2007 and 2006, and compares our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for three months ended March 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31, 2007				Three Months Ended March 31, 2006
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)

Voyage revenues	146,146	38,889	5,717	190,752	139,610	59,403	6,003	205,016
Voyage expenses	24,821	9,464	250	34,535	22,441	1,595	262	24,298
Net voyage revenues	121,325	29,425	5,467	156,217	117,169	57,808	5,741	180,718
Vessel operating expenses	22,743	6,002	1,474	30,219	19,685	5,585	1,626	26,896
Time charter expense	38,115	-	-	38,115	45,837	41,750	-	87,587
Depreciation and amortization	20,695	5,585	2,311	28,591	18,139	5,379	2,352	25,870
General and administrative (1)	12,708	2,023	443	15,174	13,966	7,408	477	21,851
Income from vessel operations	27,064	15,815	1,239	44,118	19,542	(2,314)	1,286	18,514

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Three Months Ended March 31, 2007 versus Three Months Ended March 31, 2006

Shuttle Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the shuttle tanker segment:

	Three Months Ended March 31,
	2007 (Average Number of Ships)	2006 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	24	21	14.3
Chartered-in Vessels	12	15	(20.0)
Total	36	36	0.0

During the three months ended March 31, 2007 and 2006, OPCO operated 36 shuttle tankers (including vessels chartered-in). The average size of OPCO’s owned shuttle tanker fleet increased for the three months ended March 31, 2007 compared to the same period in 2006, primarily as the result of:

▪
the consolidation into our results of the five vessels owned by OPCO’s 50%-owned joint ventures, effective December 1, 2006 upon amendments to the applicable operating agreements, which granted OPCO control of the joint ventures (the Consolidation of Joint Ventures);

partially offset by

▪
the sale of a 1981-built shuttle tanker (the Nordic Laurita) in July 2006 to a third party and the sale of a 1987-built shuttle tanker (the Nordic Trym) to Teekay Shipping Corporation in November 2006 (collectively, the 2006 Shuttle Tanker Dispositions).

The average size of OPCO’s chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2007 compared to the same period in 2006, primarily as the result of:

▪	the redelivery of one chartered-in vessel back to its owner in April 2006; and

▪	the sale in July 2006 of a time charter-in contract for a 1992-built shuttle tanker (the Borga) to Teekay Shipping Corporation.

Net Voyage Revenues. Net voyage revenues increased 3.5% to $121.3 million for the three months ended March 31, 2007, from $117.2 million for the same period in 2006, primarily due to:

▪	an increase of $11.7 million due to the Consolidation of Joint Ventures; and

▪	an increase of $2.2 million due to the renewal of three vessels on time charter at higher daily rates during 2006;

partially offset by

▪	a decrease of $3.6 million due to the 2006 Shuttle Tanker Dispositions;

▪	a decrease of $2.7 million from the redelivery of one chartered-in vessel to its owner in April 2006;

▪	a decrease of $2.4 million due to the sale of the time charter-in contract for the Borga; and

▪
a decrease of $1.4 million in revenues earned by our shuttle tankers servicing contracts of affreightment due to a decline in oil production at mature oil fields in the North Sea, net of revenue from the redeployment of excess capacity to a bareboat charter.

Vessel Operating Expenses. Vessel operating expenses increased 15.2% to $22.7 million for the three months ended March 31, 2007, from $19.7 million for the same period in 2006, primarily due to:

▪	an increase of $3.9 million due to the Consolidation of Joint Ventures; and

▪	an increase of $1.3 million in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;

partially offset by

▪	a decrease of $1.2 million due to the 2006 Shuttle Tanker Dispositions; and

▪	a decrease of $1.1 million relating to repairs and maintenance for certain vessels during the three months ended March 31, 2006.

Time-Charter Hire Expense. Time-charter hire expense decreased 16.8% to $38.1 million for the three months ended March 31, 2007, from $45.8 million for the same period in 2006, primarily due to the decrease in the average number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense increased 14.4% to $20.7 million for the three months ended March 31, 2007, from $18.1 million for the same period in 2006, primarily due to:

▪	an increase of $3.7 million due to the Consolidation of Joint Ventures; and

▪	an increase of $0.6 million from the amortization of drydocking costs incurred during 2006;

partially offset by

▪	a decrease of $1.7 million relating to the 2006 Shuttle Tanker Dispositions.

Depreciation and amortization expense included amortization of drydocking costs of $1.7 million for the three months ended March 31, 2007, compared to $1.3 million for the same period in 2006, and included amortization of contracts of $3.0 million for each of the three months ended March 31, 2007 and 2006.

Conventional Tanker Segment

The following table provides a summary of the changes in the average number of ships owned and chartered-in for the conventional tanker segment:
	Three Months Ended March 31,
	2007 (Average Number of Ships)	2006 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	10	10	0.0
Chartered-in Vessels	-	25	(100.0)
Total	10	35	(71.4)

The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased for the three months ended March 31, 2007, compared to the same period in 2006. This decrease was the result of the sale of Navion Shipping Ltd. to Teekay Shipping Corporation during July 2006. Navion Shipping Ltd. chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin. Please read Items You Should Consider When Evaluating Our Results - On July 1, 2006, OPCO transferred certain assets to Teekay Shipping Corporation that are included in historical results of operations.

Net Voyage Revenues. Net voyage revenues decreased 49.1% to $29.4 million for the three months ended March 31, 2007, from $57.8 million for the same period in 2006, primarily due to:

▪	a decrease of $42.2 million from the sale of Navion Shipping Ltd.;

partially offset by

▪
an increase of $10.9 million from higher hire rates earned by the nine owned Aframax-class conventional tankers on time charters with a subsidiary of Teekay Shipping Corporation (please read Items You Should Consider When Evaluating Our Results - Our financial results of operations reflect different time charter terms for OPCO’s nine conventional tankers); and

▪
an increase of $2.9 million relating to the Navion Saga temporarily trading in the spot market as a conventional crude oil tanker during the three months ended March 31, 2007, compared to the same period last year when the vessel was employed on a time charter with a subsidiary of Teekay Shipping Corporation at a lower daily hire rate.

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2007 increased 7.1% to $6.0 million for the three months ended March 31, 2007, from $5.6 million for the same period in 2006, primarily due to an increase in salaries for crew and officers as a result of general wage escalations.

Time-Charter Hire Expense. Due to the sale of Navion Shipping Ltd to Teekay Shipping Corporation in July 2006, OPCO did not incur any time-charter hire expense for the conventional tanker fleet during the three months ended March 31, 2007, compared to $41.8 million for the same period in 2006.

Depreciation and Amortization. Depreciation and amortization for the three months ended March 31, 2007 remained substantially unchanged from the same period in 2006.

Depreciation and amortization expense included amortization of drydocking costs of $0.8 million for the three months ended March 31, 2007, compared to $0.7 million for the same period in 2006.

FSO Segment

The following table provides a summary of the changes in the average number of ships for the FSO segment.

	Three Months Ended March 31,
	2007 (Average Number of Ships)	2006 (Average Number of Ships)	Percentage Change (%)
Owned Vessels	3	3	0.0

During the three months ended March 31, 2007 and 2006, OPCO operated three FSO units. A fourth FSO unit, the Navion Saga, is currently included as a conventional crude oil tanker within the conventional tanker segment. During the first quarter of 2007, the Navion Saga was undergoing conversion to an FSO unit. This vessel commenced a three-year FSO time charter contract beginning in the second quarter of 2007.

The operating results for the FSO segment for the three months ended March 31, 2007 remained substantially unchanged from the same period in 2006.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased 30.6% to $15.2 million for the three months ended March 31, 2007, from $21.9 million for the same period in 2006, primarily due to:

▪
a decrease of $6.4 million in general and administrative expenses (through services agreements we, OPCO and certain of its subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering), allocated to us from Teekay Shipping Corporation as a result of the sale of Navion Shipping Ltd. to Teekay Shipping Corporation in July 2006. Prior to our initial public offering, general and administrative expenses were allocated based on OPCO’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented;

partially offset by

▪	an increase of $0.5 million relating to additional expenses as a result of our being a publicly-traded limited partnership since our initial public offering in December 2006.

Interest Expense. Interest expense increased 58.1% to $18.5 million for the three months ended March 31, 2007, from $11.7 million for the same period in 2006, primarily due to:

▪	an increase of $10.3 million relating to additional debt of $745 million under a new revolving credit facility entered into during the fourth quarter of 2006; and

▪	an increase of $3.2 million due to the Consolidation of Joint Ventures;

partially offset by

▪	a decrease of $3.4 million relating to the settlement of interest-bearing advances from affiliates during the fourth quarter of 2006;

▪
a decrease of $2.3 million relating to interest incurred by the Predecessor on one of its revolving credit facilities during the three months ended March 31, 2006, which was not transferred to OPCO prior to our initial public offering; and

▪
a decrease of $1.7 million relating to interest incurred on one of the revolving credit facilities during the three months ended March 31, 2006, which was prepaid and cancelled prior to our initial public offering.

Interest Income. Interest income decreased 31.3% to $1.1 million for the three months ended March 31, 2007, from $1.6 million for the same period in 2006, primarily due to a decrease in average cash balances during the three months ended March 31, 2007 compared to the same period last year.

Equity Income From Joint Ventures. Equity income from OPCO’s 50%-owned joint ventures was $1.9 million for the three months ended March 31, 2006. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these joint ventures and, consequently, OPCO has consolidated these entities effective December 1, 2006.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $4.2 million for the three months ended March 31, 2007, compared to foreign currency exchange losses of $5.0 million for the same period in 2006. These foreign currency exchange losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax Recovery (Expense). Income tax recovery was $3.9 million for the three months ended March 31, 2007, compared to income tax expense of $2.4 million for the same period in 2006. This $6.3 million increase in income tax recovery was primarily due to a $4.9 million increase in deferred income tax recovery from the financial restructuring of our Norwegian shuttle tanker operations during 2006.

Other Income. Other income for each of the three months ended March 31, 2007 and 2006 was $2.7 million, which was primarily comprised of leasing income from the VOC Equipment.

Net Income. As a result of the foregoing factors, net income was $6.8 million for the three months ended March 31, 2007, compared to net income of $5.5 million for the same period in 2006.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at March 31, 2007, our total cash and cash equivalents were $114.3 million, compared to $114.0 million at December 31, 2006. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $442.3 million as at March 31, 2007, compared to $429.0 million as at December 31, 2006. This increase was primarily the result of cash generated from our operations.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:
	Three Months Ended March 31,
	2007 ($000’s)	2006 ($000’s)

Net cash flow from operating activities	18,885	1,517
Net cash flow from financing activities	(20,899)	(32,839)
Net cash flow from investing activities	2,371	1,371

Operating Cash Flows. Net cash flow from operating activities increased to $18.9 million for the three months ended March 31, 2007, from $1.5 million for the same period in 2006, primarily reflecting the increase in cash flows from operations due to an increase in the hire rate earned by our nine conventional tankers on time charters with a subsidiary of Teekay Shipping Corporation and an increase in the hire rate earned by the Navion Saga temporarily trading in the spot market as a conventional crude oil tanker during the three months ended March 31, 2007, partially offset by an increase in interest expense from our new revolving credit facility which we entered into during the fourth quarter of 2006 and an increase in drydocking expenditures.

Financing Cash Flows. As at March 31, 2007, our total debt was $1,287.7 million, compared to $1,303.4 million as at December 31, 2006. As at March 31, 2007, we had two revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,395.0 million, of which $328.0 million was undrawn. As at March 31, 2007, each of our five 50%-owned joint ventures had an outstanding term loan, which totaled $220.7 million. The term loans reduce in monthly or semi-annual payments with varying maturities through 2015. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt.

Prior to our initial public offering in December 2006, advances under revolving credit facilities, advances from Teekay Shipping Corporation and net cash flow from operations were used to finance OPCO’s investments in vessels and equipment and direct financing leases. Historically, advances under the revolving credit facilities have been loaned to Teekay Shipping Corporation to temporarily finance vessel construction and for other general corporate purposes. In effect, prior to the initial public offering these revolving credit facilities were used as corporate-related debt of Teekay Shipping Corporation. Net proceeds from long-term debt, prepayments of long-term debt and net advances to affiliates during the periods prior to our initial public offering reflect this use. Prior to our initial public offering, OPCO settled its advances from affiliates, which as at March 31, 2006 totaled $391.5 million.

Scheduled debt repayments were $2.7 million during the three months ended March 31, 2007. Debt prepayments were $13.0 million for the three months ended March 31, 2007, compared to $79.1 million for the same period in 2006.

In October 2006, OPCO amended one of its revolving credit facilities, terminated the other two and entered into a new $940 million revolving credit facility. The existing facilities have the following terms:

▪
Amended Revolving Credit Facility. This 8-year amended reducing revolving credit facility allows OPCO and it subsidiaries to borrow up to $455 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are collaterized by first-priority mortgages on eight of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

▪
New Revolving Credit Facility. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are secured by first-priority mortgages on 19 of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to make working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

OPCO’s two revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of $75.0 million and at least 5.0% of our total consolidated debt.

OPCO’s term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2007, we had guaranteed $44.3 million of these term loans, which represents OPCO’s 50% share of the outstanding vessel mortgage debt in two of these 50%-owned joint venture companies. Teekay Shipping Corporation and our joint venture partner have guaranteed the remaining $176.4 million.

Interest payments on the revolving credit facilities and term loans are based on LIBOR plus margins. At March 31, 2007 and December 31, 2006, the margins ranged between 0.45% and 0.80%.

All of the OPCO’s vessel financings are collateralized by the applicable vessels. The term loans used to finance the five 50%-owned joint venture shuttle tankers and OPCO’s two revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:

• incurring or guaranteeing indebtedness;

• changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

• making dividends or distributions when in default of the relevant loans;

• making capital expenditures in excess of specified levels;

• making certain negative pledges or granting certain liens;

• selling, transferring, assigning or conveying assets; or

• entering into a new line of business.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Cash distributions paid during the first quarter of 2007 totaled $1.0 million. Subsequent to March 31, 2007, cash distributions declared and payable on May 14, 2007 for the three months ended March 31, 2007 totaled $7.0 million.

Investing Cash Flows. During the three months ended March 31, 2007 and 2006, OPCO received $5.1 million and $4.5 million, respectively, in scheduled repayments received from the leasing of our VOC Equipment and incurred $2.5 million and $1.5 million, respectively, of vessel upgrade costs.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2007:

	Total	Balance of 2007	2008 and 2009	2010 and 2011	Beyond 2011
	(in millions of U.S. dollars)
Long-term debt (1)	1,287.7	13.2	104.9	238.2	931.4
Chartered-in vessels (operating leases)	560.0	110.6	180.7	137.2	131.5
Advances from affiliates	10.7	10.7	-	-	-
Commitment for volatile organic compound emissions equipment	9.2	9.2	-	-	-
Total contractual obligations	1,867.6	143.7	285.6	375.4	1,062.9

(1)
Excludes expected interest payments of $57.4 million (remainder of 2007), $146.0 million (2008 and 2009), $127.8 million (2010 and 2011) and $116.1 million (beyond 2011). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at March 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that hedge certain of the floating-rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management of our general partner reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2006, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

Description. We generate a majority of our revenues from voyages servicing contracts of affreightment and time charters and, to a lesser extent, bareboat charters and spot voyages. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. We do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our voyage revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for our vessels, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years. In the shipping industry, the use of a 25-year vessel life for shuttle and conventional tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We drydock each of our shuttle tankers and conventional oil tankers periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of the drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as contracts of affreightment, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting unit was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2006, OPCO completed its annual impairment testing of goodwill using the methodology described above, and determined there was no impairment. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at March 31, 2007 and December 31, 2006, the net book value of goodwill was $127.1 million.

Amortization expense of intangible assets for the three months ended March 31, 2007 and 2006 was $3.0 million each. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at March 31, 2007 and December 31, 2006, the net book value of intangible assets was $63.4 million and $66.4 million, respectively.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2007 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and associated contracts from Teekay Shipping Corporation;

•	obtaining offshore projects that we or Teekay Shipping Corporation bid on or have been awarded;

•	delivery dates of and financing for newbuildings;

•	the commencement of service of newbuildings under long-term contracts;

•	our liquidity needs; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
MARCH 31, 2007
PART I - FINANCIAL INFORMATION

ITEM 3 -     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through OPCO’s unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and OPCO’s ability to service its debt. From time to time, OPCO uses interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized in income.

The tables below provide information about financial instruments as at March 31, 2007 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset/ (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
U.S. Dollar-denominated (2)	13.2	55.7	49.2	84.2	154.0	931.4	1,287.7	(1,287.7)	6.0%

Interest Rate Swaps:
Contract Amount (3)	296.4	8.5	543.5	8.5	8.5	613.6	1,479.0	20.5	4.9%
Average Fixed Pay Rate (2)	5.4%	4.9%	4.7%	4.9%	4.9%	4.8%	4.9%
_________

(1)
Rate refers to the weighted-average effective interest rate for OPCO’s debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2007 ranged from 0.45% to 0.80%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. Neither we nor OPCO requires collateral from these institutions. Neither we nor OPCO holds or issues interest rate swaps for trading purposes.

Foreign Currency Risk

OPCO’s primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of OPCO’s revenues and most of its operating costs are in U.S. Dollars. OPCO incurs certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars. For the first quarter of 2007 and 2006, approximately 51% and 37%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner.

On the closing of our initial public offering, OPCO entered into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations prior to 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future. We also incur vessel operating expenses in Australian Dollars for one of our shuttle tankers and have entered into forward contracts as a hedge against changes in the Australian Dollar exchange rates. At March 31, 2007, we were committed to foreign exchange contracts for the forward purchase of approximately Australian Dollars 4.5 million for U.S. Dollars at an average rate of Australian Dollar 1.40 per U.S. Dollar. The foreign exchange forward contracts mature during the remainder of 2007.

To the extent the hedge is effective, changes in the fair value of the forward contract are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income.

Although the majority of OPCO’s transactions, assets and liabilities are denominated in U.S. Dollars, it had Norwegian Kroner-denominated deferred income taxes of approximately 424.7 million ($69.7 million) at March 31, 2007. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
MARCH 31, 2007

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 1A - Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None

Item 6 - Exhibits

The following exhibits are filed as part of this Report:

3.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (1)
3.2	First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (2)
3.3	Certificate of Formation of Teekay Offshore GP L.L.C. (1)
3.4	Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (1)
3.5	Certificate of Limited Partnership of Teekay Offshore Operating L.P. (1)
3.6	Amended and Restated Agreement of Limited Partnership of Teekay Offshore Operating Partners L.P. (1)
3.7	Certificate of Formation of Teekay Offshore Operating GP L.L.C. (1)
3.8	Amended and Restated Limited Liability Company Agreement of Teekay Offshore Operating GP L.L.C. (1)

(1)
Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on December 14, 2006, and hereby incorporated by reference to such Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007
TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)